Mercedes-Benz Auto Lease Trust 2015-A
Investor Report

Collection Period Ended   31-Dec-2015

Amounts in USD

Dates

Collection Period No.	12			
Collection Period (from... to)	1-Dec-2015	31-Dec-2015		
Determination Date	13-Jan-2016			
Record Date	14-Jan-2016			
Payment Date	15-Jan-2016			
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Dec-2015	15-Jan-2016	Actual/360 Days	31
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Dec-2015	15-Jan-2016	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	392,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	400,000,000.00	232,591,883.11	184,471,546.82	48,120,336.29	120.300841	0.461179
Class A-2B Notes	400,000,000.00	232,591,883.11	184,471,546.82	48,120,336.29	120.300841	0.461179
Class A-3 Notes	575,000,000.00	575,000,000.00	575,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	247,770,000.00	247,770,000.00	247,770,000.00	0.00	0.000000	1.000000
Total Note Balance	**2,014,770,000.00**	**1,287,953,766.22**	**1,191,713,093.64**	**96,240,672.58**		

Overcollateralization	395,237,750.93	421,751,356.42	421,751,356.42	
Total Securitization Value	**2,410,007,750.93**	**1,709,705,122.64**	**1,613,464,450.06**	
present value of lease payments	854,201,184.71	392,549,957.46	358,094,331.64	
present value of Base Residual Value	1,555,806,566.22	1,317,155,165.18	1,255,370,118.42	

	Amount	Percentage
Initial Overcollateralization Amount	395,237,750.93	16.40%
Target Overcollateralization Amount	421,751,356.41	17.50%
Current Overcollateralization Amount	421,751,356.42	17.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.240000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.780000%	151,184.72	0.377962	48,271,521.01	120.678803
Class A-2B Notes	0.650500%	130,286.99	0.325717	48,250,623.28	120.626558
Class A-3 Notes	1.100000%	527,083.33	0.916667	527,083.33	0.916667
Class A-4 Notes	1.210000%	249,834.75	1.008333	249,834.75	1.008333
Total		**1,058,389.79**		**$97,299,062.37**	

Amounts in USD

Available Funds

Lease Payments Received	34,910,763.36
Net Sales Proceeds-early terminations (including Defaulted Leases)	42,848,315.72
Net Sales Proceeds-scheduled terminations	27,168,025.64
Excess wear and tear included in Net Sales Proceeds	37,230.17
Excess mileage included in Net Sales Proceeds	441,127.71
Subtotal	104,927,104.72
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	3,357.59
Total Available Collections	104,930,462.31
Reserve Account Draw Amount	0.00
Total Available Funds	**104,930,462.31**

Distributions

(1) Total Servicing Fee	1,424,754.27
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	1,058,389.79
(4) Priority Principal Distribution Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distribution Amount	96,240,672.58
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	6,206,645.67
Total Distribution	**104,930,462.31**

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,424,754.27	1,424,754.27	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,058,389.79	1,058,389.79	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	151,184.72	151,184.72	0.00
thereof on Class A-2B Notes	130,286.99	130,286.99	0.00
thereof on Class A-3 Notes	527,083.33	527,083.33	0.00
thereof on Class A-4 Notes	249,834.75	249,834.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,058,389.79	1,058,389.79	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	96,240,672.58	96,240,672.58	0.00
Principal Distribution Amount	96,240,672.58	96,240,672.58	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	6,025,019.38
Reserve Fund Amount - Beginning Balance	6,025,019.38
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	228.68
minus Net Investment Earnings	228.68
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	6,025,019.38
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	228.68
Net Investment Earnings on the Exchange Note	
Collection Account	3,128.91
Investment Earnings for the Collection Period	3,357.59

Notice to Investors

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,410,007,750.93	57,690
Securitization Value beginning of Collection Period	1,709,705,122.64	45,990
Principal portion of lease payments	24,343,839.74	
Terminations- Early	40,393,019.90	
Terminations- Scheduled	25,640,225.75	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	5,863,587.19	
Securitization Value end of Collection Period	1,613,464,450.06	43,717
Pool Factor	66.95%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.80%	6.80%
Weighted Average Remaining Term (months)	23.64	13.09
Weighted Average Seasoning (months)	10.77	21.83
Aggregate Base Residual Value	1,762,832,979.55	1,342,980,993.50
Cumulative Turn-in Ratio		91.23%
Proportion of base prepayment assumption realized life to date		72.40%
Actual lifetime prepayment speed		0.53%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,608,408,636.56	43,591	99.69%
31-60 Days Delinquent	3,503,359.98	86	0.22%
61-90 Days Delinquent	1,121,905.73	28	0.07%
91-120 Days Delinquent	430,547.79	12	0.03%
Total	1,613,464,450.06	43,717	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	1,632,760.63	45	17,391,369.43	466
Liquidation Proceeds	1,048,863.08		14,339,858.41	
Recoveries	303,191.48		2,164,499.21	
Principal Net Credit Loss / (Gain)	280,706.07		887,011.81	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.203%
Prior Collection Period	0.019 %
Second Prior Collection Period	0.028 %
Third Prior Collection Period	0.247 %
Four Month Average	0.124%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.037%

Average Net Credit Loss / (Gain)   1,903.46

Residual Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	70,264,072.21	2,228	427,655,374.93	13,500
Sales Proceeds and Other Payments Received	69,779,729.17		442,854,557.73	
Residual Loss / (Gain)	484,343.04		(15,199,182.80)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.350%
Prior Collection Period	(0.077%)
Second Prior Collection Period	(0.784%)
Third Prior Collection Period	(0.909%)
Four Month Average	(0.355)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.631)%

Average Residual Loss / (Gain)   (1,125.87)